# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AEON Biopharma, Inc., CIK 0001837607
CUSIP: 00791X209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5 Park Plaza, Suite 1750, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001896206

## Reporting persons
- Alta Partners LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 629,614; shared voting power 0; sole dispositive power 629,614; shared dispositive power 0; aggregate amount beneficially owned 629,614 (6.23% of the class)

## Item 1. Issuer
Name of issuer: AEON Biopharma, Inc.
Address of issuer's principal executive offices: 5 Park Plaza, Suite 1750, Irvine, California 92614

## Item 2. Person Filing
Name of person filing: Alta Partners LLC
Address of principal business office or, if none, residence: The business address of the reporting persons is 1205 Franklin Avenue, GardenCity, New York 11530
Citizenship: Alta Partners LLC is a New York limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 629,614 shares
Percent of class: 6.23%
Sole power to vote or to direct the vote: 629,614 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 629,614 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alta Partners LLC: /s/ Steven Cohen, Steven Cohen, Managing Member (03/10/2025)